Brookwood Securities Partners, LLC

Statements of Financial Condition
December 31, 2020 and 2019

Brookwood Securities Partners, LLC

Statements of Financial Condition
December 31, 2020 and 2019

Brookwood Securities Partners, LLC

Contents



Tel: 617-422-0700
Fax: 617-422-0909
www.bdo.com

One International Place
Boston, MA 02110-1745

Report of Independent Registered Public Accounting Firm

Brookwood Financial Partners, LLC, the Sole Member of
Brookwood Securities Partners, LLC
Beverly, Massachusetts

Opinion on the Statements of Financial Condition

We have audited the accompanying statements of financial condition of Brookwood Securities Partners, LLC (the "Company") as of December 31, 2020 and 2019, the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2001.

BDO USA, LLP

February 26, 2021

Brookwood Securities Partners, LLC

Statements of Financial Condition

December 31,		2020		2019
Assets				
Cash and Cash Equivalents	$	**1,830,927**	$	2,240,489
Due From Affiliates		**-**		3,343
Prepaid Expenses and Other Assets		**42,428**		43,340
Total Assets	$	**1,873,355**	$	2,287,172
Liabilities and Member's Equity				
Liabilities				
Commissions Payable	$	**14,421**	$	577,783
Due to Affiliates		**3,055**		11,120
Accrued Bonus		**59,500**		59,000
Accounts Payable and Accrued Expenses		**109,259**		193,187
Total Liabilities		**186,235**		841,090
Commitments and Contingencies (Note 5)				
Member's Equity		**1,687,120**		1,446,082
Total Liabilities and Member's Equity	$	**1,873,355**	$	2,287,172

See accompanying notes to statements of financial condition.

1. Organization

Brookwood Securities Partners, LLC (the "Company") was first formed as a limited partnership (Brookwood Securities Partners, L.P.) organized under the laws of the State of Delaware for the purpose of serving as a broker-dealer in the sale of ownership interests in direct participation programs (the "Programs"). The Company operated under the exemptive provisions of SEC Rule 15c3-3K(2)(i) until the issuance of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 2040.17a-5. Pursuant to Footnote 74 of the SEC Release noted above, the Company is a Non-Covered Firm. In January 2021, the Company amended its Membership Agreement with the Financial Industry Regulatory Authority, Inc. ("FINRA"), stating the Company will not claim an exemption from SEC Rule 15c3-3K(2)(i), in reliance on Footnote 74. The Company limits its activities to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 2040.17a-5.

The Company was organized on September 23, 1993, and commenced operations on April 14, 1994, upon receipt of its operating license from FINRA. The Programs are managed by affiliates of the Company.

Brookwood Financial Partners, LLC is the sole member of the Company.

2. Summary of Significant Accounting Policies

Financial Reporting and Use of Estimates

The financial statements of the Company have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

It is the Company's policy to place its cash and cash equivalents in high quality financial institutions. At times these deposits may exceed federally insured limits. The Company does not believe significant credit risk exists with respect to these institutions. The cash balance includes an account that was $1,498,364 in excess of FDIC insurance limits on December 31, 2020. As of December 31, 2020, the company did not have any cash equivalents.

Income Taxes

The Company is not required to file Federal or state income tax returns due to it being a single member limited liability company. The Company's income, gains, losses, deductions and credits are included on Brookwood Financial Partners, LLC's tax return. Accordingly, there is no provision for income taxes in the accompanying financial statements. Brookwood Financial Partners, LLC, as a limited liability company, is not subject to Federal or state income taxes as its members are

required to report on their Federal and state income tax returns their share of Brookwood Financial Partners, LLC's income, gains, losses, deductions and credits.

Recently Adopted Accounting Standards

Accounting For Financial Instruments – Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326). The ASU introduces a new credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU. The CECL Methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current GAAP, which generally require that a loss be incurred before it is recognized. For available-for-sale securities where fair value is less than cost, credit related impairment, if any, will be recognized through an allowance for credit losses and adjusted each period for changes in credit risk.

The Company has evaluated the effect that ASU 2016-13 will have on its financial statements and related disclosures. The ASU was adopted by the Company with effect from January 1, 2020. The adoption of the ASU did not have a material impact on the Company's financial statements.

3. Net Capital Requirements

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to net capital ratio shall not exceed 15 to 1 of aggregate indebtedness. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2020, the Company had $1,644,692 of net capital, which was $1,632,276 in excess of required net capital. At December 31, 2019, the Company had $1,399,399 of net capital, which was $1,343,326 in excess of required net capital. The Company's aggregate indebtedness to net capital ratio was 0.11 to 1 as of December 31, 2020 and 0.60 to 1 as of December 31, 2019. The Company limits its activities under Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 2040.17a-5, none of which require the Company to prepare a "Computation for Determination of Reserve Requirements" or the schedule of "Information Relating to Possession or Control Requirements."

Reconciliation of member's equity to net capital under SEC Rule 15c3-1 is as follows:

Brookwood Securities Partners, LLC

Statements of Financial Condition

December 31,	2020	2019
Member's equity qualified for net capital	$ 1,687,120	$ 1,446,082
Less non-allowable assets	42,428	46,683
Net capital under SEC Rule 15c3-1	$1,644,692	$ 1,399,399

4. Related Party Transactions

The Company has entered into an expense agreement with its member, Brookwood Financial Partners, LLC, to provide office space and support functions to the Company at no cost. Under the terms of the agreement, any expenses directly relating to the Company's brokerage activities are paid by the Company. As of December 31, 2020, and 2019, $256 and $9,085, respectively, were reimbursable to Brookwood Financial Partners, LLC for expenses relating to the Company's brokerage activities, with $54,917 and $77,776 of expenses reimbursed to Brookwood Financial Partners for brokerage activities in 2020 and 2019, respectively.

The Company acts as placement agent for Programs sponsored by its sole member, Brookwood Financial Partners, LLC. During 2020 and 2019, the Company recognized commission income of $1,076,950 and $1,498,175, respectively from these Programs. As of both December 31, 2020 and 2019, all commission income from these Program affiliates had been paid. The Company earned fee income of $1,205,476 in 2020 and $2,504,978 in 2019 by acting as placement agent for affiliates raising funds from institutional clients. As of December 31, 2020, all fee income had been paid. As of December 31, 2019, $1,308 in fee income had been unpaid.

5. Commitments and Contingencies

In connection with the Company's activities, the Company may from time to time, be party to suits and claims. The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure with respect to these claims and arrangements are unknown. However, the Company has not had prior claims or losses and expects the risk of loss at December 31, 2020 to be remote.

6. Liquidity

The Company incurred losses of $883,962 and $295,780 in 2020 and 2019 and had cash used in operations of $1,534,562 and cash provided by operations of $367,325 in 2020 and 2019, respectively. The Company has received contributions of $1,125,000 and $1,500,000 from its sole member, Brookwood Financial Partners, LLC, to fund its cash requirements in 2020 and 2019, respectively. The Company has received a commitment from Brookwood Financial Partners, LLC stating they will continue to support the Company's cash requirements through March 2022.

COVID-19

On January 30, 2020, the World Health Organization ("WHO") announced a global health emergency because of a new strain of coronavirus (the "COVID-19 outbreak") and the risks to the international community as the virus spreads globally beyond its point of origin. In March

2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. During 2020, the company did not have any material adverse impact to its operations resulting from COVID-19. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") was signed into law in response to the COVID-19 pandemic. The CARES Act includes many measures to provide relief to companies. The Company has not taken advantage of any such measures.

 The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company's financial condition, liquidity, and future results of operations. Management is actively monitoring the global situation on its financial condition, liquidity, operations, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity for fiscal year 2021.

7. Subsequent Events

The Company evaluated all events and transactions that occurred after December 31, 2020 through the date the financial statements were issued.

Management has determined that there are no material events that would require adjustment to, or disclosure in, the Company's financial statements.